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                                                                    Exhibit 4(d)

Section 457 Annuity Endorsement

Made a part of the Contract to which it is attached

This Endorsement is attached to an annuity Contract described in section 401(f) of the Code that provides a funding instrument for an eligible governmental deferred compensation plan within the meaning of section 457 of the Code, including without limitation section 457(g) of the Code. The Contract will be governed by this Endorsement and section 457 of the Code, including without limitation section 457(g) of the code, and any contrary provisions in the Contract are amended as follows:

This Contract is issued, and will be held, administered, interpreted and applied, for the exclusive benefit of Participants in the Plan and their beneficiaries. In no event will this Contract or any of the rights or interests in or under this Contract be subject to the rights or claims of any creditor of you, nor will this Contract or any of the rights or interest in or under this Contract be used for, or diverted to, purposes other than for the exclusive benefit of Participants in the Plan and their beneficiaries.

You, acting for the exclusive benefit of Participants in the Plan and their beneficiaries, have the sole right to agree with us to any changes to this Contract, and consent of any Participant or beneficiary is not required; however, that no such change will authorize or permit at any time this Contract or any of the rights or interests in or under this Contract to be used in any manner for, or diverted to, purposes other than for the exclusive benefit of Participants in the Plan and their beneficiaries.

The Lincoln National Life Insurance Company


Calvin King, Second Vice President